EXHIBIT 99.1

PRESS RELEASE

LONDON, UNITED KINGDOM || February 29, 2024

BIRKENSTOCK REPORTS RECORD FIRST QUARTER 2024 REVENUE, UP 26%

Birkenstock Holding plc (“BIRKENSTOCK”, the “Company” or “we”, NYSE: BIRK) today announces financial results for the first quarter of fiscal 2024, ended December 31, 2023. The Company reports record first quarter 2024 revenue, driven by continued strong demand for its products across all regions, channels and categories. BIRKENSTOCK remains confident with its fiscal 2024 guidance – announced one month ago – and mid-term profitability objectives, including a gross profit margin over 60% and an adjusted EBITDA margin in the low thirties percent.

Financial highlights for the first fiscal quarter 2024 ended December 31, 2023 (compared to the fiscal quarter ended December 31, 2022):

MEDIA CONTACT Birkenstock Holding plc ir@birkenstock-holding.com

•	Revenue of EUR 303 million, an increase of 22% on a reported basis and 26% on a constant currency basis
•	Revenue growth across all regions including revenue growth of 19% in the Americas, 33% in Europe and 51% in APMA on a constant currency basis
•	DTC penetration increase of 100 basis points to 53% of revenue driven by DTC revenue increase of 30% on a constant currency basis
•	B2B constant currency revenue growth of 22%, supported by high sell-through rates
•	Gross profit margin of 61.0%, down modestly from 61.7% due to unfavorable currency translation and the planned, temporary under-absorption from our ongoing capacity expansion
•	Profit (loss) before tax of EUR (0) million, up from EUR (11) million. Adjusted Profit (loss) before tax of EUR 33 million, improved from EUR 27 million.
•	EPS of EUR (0.04), up from EUR (0.05), and a Net loss of EUR 7 million, improved from EUR 9 million
•	Adjusted EPS of EUR 0.09, a change of EUR 0.06 from EUR 0.15, and Adjusted Net profit of EUR 17 million compared to EUR 27 million
•	Adjusted EBITDA of EUR 81 million, up 12%. Adjusted EBITDA margin of 26.9%, down from 29.1% mainly due to the ongoing capacity expansion, incremental public company costs and an unfavorable currency translation
•	Cash flows used in operating activities of EUR 45 million, improved from EUR 53 million, reflecting higher seasonal inventory in preparation for the upcoming Spring/Summer 2024 season

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Oliver Reichert, CEO of BIRKENSTOCK Group and Member of the Board of Directors of the Company: “Our results for the first quarter of 2024 once again demonstrate the resilience of our business model and the strong sustained demand for our products. Given our engineered distribution model, demand continues to outpace supply in all regions, channels and categories. As previously communicated, our strategic investments into future growth are having a planned, temporary impact on our profitability. However, in the medium-term, we are confident we will continue to deliver our objectives of a gross profit margin over 60% and an adjusted EBITDA margin in the low thirties percent.”

Fiscal first quarter 2024 results demonstrate the ability to achieve accelerated growth

BIRKENSTOCK reports record first quarter revenue of EUR 303 million, up 26% compared to fiscal first quarter 2023 on a constant currency basis, continuing its track record of double-digit revenue growth. Product category expansion and new production capacity enabled this strong revenue growth.

Throughout the fiscal first quarter, BIRKENSTOCK saw tremendous growth across all regions and continues to benefit from significant geographic, usage occasion and distribution white space.

DTC revenue grew 30% on a constant currency basis in fiscal first quarter 2024 compared to fiscal first quarter 2023, resulting in a DTC penetration rate of 53%. At the same time, B2B revenue increased by 22%.

For fiscal first quarter 2024, BIRKENSTOCK reports a net loss of EUR 7 million, Adjusted Net profit of EUR 17 million, EPS of EUR (0.04) and Adjusted EPS of EUR 0.09. Adjusted Profit before tax increased by 21% to EUR 33 million in fiscal first quarter 2024. Adjusted EBITDA increased by 12% to EUR 81 million, translating into a moderate compression of the Adjusted EBITDA margin to 26.9%. While the Company successfully mitigated inflation by increasing sales prices and optimizing our channel and product mix, the Adjusted EBITDA margin decrease was primarily caused by our ongoing capacity expansion incremental SG&A expenses and unfavorable currency translation .

Highly disciplined distribution model driving double-digit revenue growth across all regions

BIRKENSTOCK achieved far above-industry average full price realization in DTC and sell-through results in B2B. Revenue growth was also supported by the shift towards closed-toe silhouettes, which for the first time exceeded the Company’s revenue share of sandals.

Revenue grew at double-digit rates across all of BIRKENSTOCK’s regions. In the Americas, consumer momentum and demand for the brand continued to drive record sales, resulting in constant currency revenue growth of 19%, supported by continued strength in the DTC channel.

In Europe, broad-based revenue growth continued in the fiscal first quarter 2024 underpinned by strong demand. Against an overall soft market, total revenue in Europe grew 33% on a constant currency basis increasing our shelf space in B2B significantly. This reflects the success of our recent transformation efforts in the region.

In the fast-growing APMA region, BIRKENSTOCK achieved revenue growth of 51% on a constant currency basis for the fiscal first quarter 2024, driven by strong, emergent consumer demand in the whole region.

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Investing in future growth and confirming Company’s profitability objectives

BIRKENSTOCK expects that its investments in production capacity expansion will enable the Company to better meet the consumer demand for BIRKENSTOCK products. As previously communicated, these investments are having a temporary impact on profitability near-term, though they will drive both long-term growth and further enhance our profitability objectives. Additionally, BIRKENSTOCK continues to carefully track costs on the sourcing and production side to contain inflation, with partial mitigation through executed, selective price increases.

BIRKENSTOCK continues to have a strong balance sheet with cash and cash equivalents of EUR 169 million reflecting the typical seasonality of the business, and a low net leverage of 2.6x at December 31, 2023 from deleveraging through debt repayment from cash-on-hand, IPO proceeds and earnings growth. The Company remains committed to continue to use excess cash to further de-leverage our balance sheet.

Financial outlook

Given our continued momentum, we are even more confident of  the fiscal 2024 guidance we provided last month. Our capacity expansion effort is proceeding as expected and we continue to mitigate the impact of inflation. Accordingly, we remain fully committed to our communicated mid-term profitability objectives to achieve a gross profit margin over 60% and an adjusted EBITDA margin in the low thirties.

We look forward to updating you further at our next results meeting.

Conference call information

BIRKENSTOCK will host a call to discuss fiscal first quarter 2024 results on February 29, 2024, at 8:00 a.m. Eastern Time (1:00 p.m. Greenwich Mean Time). A webcast of the call will be accessible on the Company’s Investor Relations website at https://www.birkenstock-holding.com. To join the phone line, please dial 1-888-506-0062 (US) or 1-973-528-0011 (International). The access code for the call is 577904. To access the phone line replay after the conclusion of the call, please dial 1-877-481-4010 (US) or 1-919-882-2331 (International). The access code for the replay is 49781. An archive of the webcast will also be available on BIRKENSTOCK’s Investor Relations website.

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent Company of Birkenstock Group B.V. & Co. KG and its subsidiaries (the "Birkenstock Group"). BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

3	BIRKENSTOCK HOLDING PLC || PRESS RELEASE || FEBRUARY 29, 2024

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. In particular, such forward-looking statements include statements relating to our fiscal year 2024 outlook. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,” “continue,” “could,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company’s management’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward- looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores; losses and liabilities arising from leased and owned real estate; risks relating to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; our dependence on third parties for our sales and distribution channels; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges relating to the distribution of our products; deterioration or termination of relationships with major wholesale partners; global or regional health events such as the COVID-19 pandemic; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities; disruptions to our shipping and delivery arrangements; failure to attract and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; risks relating to our intellectual property rights; risks relating to regulations governing the use and processing of personal data; disruption and security breaches affecting information technology systems; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond our control; economic conditions impacting consumer spending, such as inflation; currency exchange rate fluctuations; risks related to litigation, compliance and regulatory matters; risks and costs related to corporate responsibility and ESG matters; inadequate insurance coverage, or increased insurance costs; tax- related risks; risks related to our indebtedness; risks related to our status as a foreign private issuer and a “controlled company”; and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on January 18, 2024 as updated by our reports on Form 6-K that update, supplement or supersede such information. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

NON-IFRS FINANCIAL INFORMATION

This press release includes “non-IFRS measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Specifically, we make use of the non-IFRS financial measures Adjusted EBITDA, Adjusted EBITDA Margin, Constant Currency Revenue, Adjusted EPS, Adjusted Net profit, Adjusted profit (loss) before tax, Net leverage and Net debt, which are not recognized measures under IFRS and should not be considered as alternatives to net income (loss), as a measure of financial performance or any other performance measure derived in accordance with IFRS.

We discuss non-IFRS financial measures in this press release because they are a basis upon which our management assesses our performance, and we believe they reflect underlying trends and are indicators of our business. Additionally, we believe that such non-IFRS financial measures and similar measures are widely used by securities analysts, investors and other interested parties as a means of evaluating a Company’s performance.

Our non-IFRS financial measures may not be comparable to similarly titled measures used by other companies. Our non-IFRS financial measures have limitations as analytical tools, as they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. Our non-IFRS financial measures should not be considered in isolation, nor should they be regarded as a substitute for, or superior to, measures calculated and presented in accordance with IFRS. A reconciliation is provided in the tables accompanying this press release for each non-IFRS financial measure in this press release to the most directly comparable financial measure stated in accordance with IFRS. A reconciliation is not provided for any forward-looking non-IFRS financial measures as such a reconciliation is not available without unreasonable efforts.

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Birkenstock Holding plc
Consolidated Statements of Profit (Loss)
(Unaudited, In thousands of Euros, except share and per share information)

	Three months ended December 31,
	2023	2022
Revenue	302,924	248,490
Cost of sales	(118,056)	(95,170)
Gross profit	184,868	153,320
Operating expenses
Selling and distribution expenses	(103,484)	(86,119)
General administration expenses	(34,391)	(22,133)
Foreign exchange loss	(11,655)	(30,830)
Other income (expense), net	231	-
Profit from operations	35,570	14,238
Finance cost, net	(36,050)	(25,098)
Profit (loss) before tax	(480)	(10,861)
Income tax (expense) benefit	(6,674)	1,674
Net loss	(7,154)	(9,187)

Earnings per share
Basic	(0.04)	(0.05)
Diluted	(0.04)	(0.05)

Shares	186,920,154	182,721,369

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Birkenstock Holding plc
Consolidated Statements of Financial Position
(Unaudited, In thousands of Euros)
	December 31, 2023	September 30, 2023
Assets
Non-current assets
Goodwill	1,564,791	1,593,917
Intangible assets (other than goodwill)	1,661,224	1,705,736
Property, plant and equipment	295,303	286,053
Right-of-use assets	148,245	122,984
Deferred tax assets	—	—
Other assets	52,045	38,234
Total non-current assets	3,721,608	3,746,924

Current assets
Inventories	644,367	595,092
Right to return assets	1,138	1,132
Trade and other receivables	79,497	91,764
Current tax assets	10,108	10,361
Other current assets	36,849	37,789
Cash and cash equivalents	169,379	344,408
Total current assets	941,338	1,080,546
Total assets	4,662,946	4,827,470

Shareholders' equity and liabilities
Total shareholders' equity	2,461,930	2,400,589

Non-current liabilities
Loans and borrowings	1,292,785	1,815,695
Tax receivable agreement liability	333,204	—
Lease liabilities	124,319	103,049
Provisions for employee benefits	2,745	2,716
Other provisions	1,807	2,074
Deferred tax liabilities	109,543	109,794
Deferred income	13,299	10,634
Other liabilities	4,688	4,338
Total non-current liabilities	1,882,389	2,048,300

Current liabilities
Loans and borrowings	23,408	37,343
Lease liabilities	31,781	27,010
Trade and other payables	104,219	123,012
Accrued liabilities	23,057	38,645
Other financial liabilities	913	7,085
Other provisions	24,574	36,495
Contract liabilities	14,995	7,018
Tax liabilities	83,659	83,332
Deferred income	-	2,680
Other current liabilities	12,021	15,961
Total current liabilities	318,626	378,581
Total liabilities	2,201,015	2,426,881
Total shareholders' equity and liabilities	4,662,946	4,827,470

6	BIRKENSTOCK HOLDING PLC || PRESS RELEASE || FEBRUARY 29, 2024

Birkenstock Holding plc
Consolidated Statements of Cash Flows
(Unaudited, In thousands of Euros)
	Three months ended December 31,
	2023	2022
Cash flows from operating activities
Net profit (loss)	(7,154)	(9,187)
Adjustments to reconcile Net profit (loss) to net cash flows from operating activities:
Depreciation	16,171	13,097
Amortization	7,076	7,320
Finance cost, net	36,050	25,098
Net exchange differences	11,720	30,804
Non-cash operating items	2,389	910
Income tax expense	6,674	(1,674)
Income tax paid	(3,841)	(3,118)
MIP(1) personal income tax paid	(11,426)	—
Changes in working capital:
- Inventories	(66,937)	(64,437)
- Trade and other receivables	10,982	4,582
- Trade and other payables	(15,937)	(38,530)
- Accrued liabilities	(15,195)	(4,529)
- Other current financial liabilities	(6,172)	(20,285)
- Other current provision	(11,693)	(4,876)
- Contract liabilities	8,223	2,039
- Prepayments	(9,919)	8
- Other	3,565	9,606
Net cash flows provided by (used in) operating activities	(45,426)	(53,172)

Cash flows from investing activities
Interest received	1,216	—
Purchases of property, plant and equipment	(18,111)	(25,711)
Purchases of intangible assets	(488)	(209)
Receipt of asset-related government grant	8,739	—
Net cash flows provided by (used in) investing activities	(8,644)	(25,920)

Cash flows from financing activities
IPO proceeds, net of transaction costs	449,297	—
Repayment of loans and borrowings	(524,514)	(1,995)
Interest paid	(34,423)	(38,972)
Payments of lease liabilities	(8,266)	(6,931)
Interest portion of lease liabilities	(1,845)	(1,340)
Net cash flows provided by (used in) financing activities	(119,752)	(49,240)

Net increase (decrease) in cash and cash equivalents	(173,822)	(128,331)
Cash and cash equivalents at beginning of period	344,408	307,078
Net foreign exchange difference	(1,207)	(7,686)
Cash and cash equivalents at end of period	169,379	171,060

(1) Management Incentive Program.

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Birkenstock Holding plc
Reconciliation of Revenue – three months ended December 31, 2023
(Unaudited, In thousands of Euros)

	Three months ended December 31,
	2023	2022	Growth (%)	Constant Currency Growth (%)(1)
B2B	140,410	117,794	19%	22%
DTC	160,655	129,435	24%	30%
Corporate / Other	1,859	1,261	n/a	n/a
Total Revenue	302,924	248,490	22%	26%
Americas	181,453	159,799	14%	19%
Europe	80,134	60,517	32%	33%
APMA	39,478	26,913	47%	51%
Corporate / Other	1,859	1,261	n/a	n/a
Total Revenue	302,924	248,490	22%	26%

Three months ended December 31, 2023
Total Revenue	302,924
USD impact	8,740
CAD impact	626
Other currencies impact	1,287
Total Revenue @ constant currency	313,576
Revenue growth @ constant currency	26%

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Birkenstock Holding plc
Reconciliation of Net profit (loss) to Adjusted Net profit (loss)
(Unaudited, In thousands of Euros, except share and per share information)

	Three months ended December 31,
	2023	2022
Net profit (loss)	(7,154)	(9,187)
Add (Less) Adjustments:
Share-based compensation expenses(1)	3,591	-
Relocation expenses(2)	-	1,569
IPO-related costs(3)	7,294	5,343
Realized and unrealized FX gains / losses(4)	11,655	30,830
Release of capitalized transaction costs(5)	10,548	-
Tax adjustment(6)	(9,219)	(2,045)
Adjusted Net profit	16,714	26,509

Adj. Earnings per share
Basic	0.09	0.15
Diluted	0.09	0.15

Shares	186,920,154	182,721,369

(1) Represents share-based compensation expenses relating to the management investment plan.

(2) Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

(3) Represents IPO-related costs, which include consulting and legal fees.

(4) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

(5) Represents the effect of reversing capitalized transaction costs of the USD Term Loan B due to its early repayment of USD 450 million and the subsequent impact on finance costs.

(6) Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) and share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

9	BIRKENSTOCK HOLDING PLC || PRESS RELEASE || FEBRUARY 29, 2024

Birkenstock Holding plc
Reconciliation of Net profit (loss) to Adjusted EBITDA
(Unaudited, In thousands of Euros, except share and per share information)

	Three months ended December 31,
	2023	2022
Net profit (loss)	(7,154)	(9,187)
Add:
Income tax expense	6,674	(1,674)
Finance cost, net	36,050	25,098
Depreciation and amortization	23,247	20,417
EBITDA	58,817	34,654
Add Adjustments:
Share-based compensation expenses(1)	3,591	-
Relocation expenses(2)	-	1,569
IPO-related costs(3)	7,294	5,343
Realized and unrealized FX gains / losses(4)	11,655	30,830
Adjusted EBITDA	81,356	72,395

(1) Represents share-based compensation expenses relating to the management investment plan.

(2) Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

(3) Represents IPO-related costs, which include consulting and legal fees.

(4) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

10	BIRKENSTOCK HOLDING PLC || PRESS RELEASE || FEBRUARY 29, 2024

Birkenstock Holding plc
Reconciliation of Profit (loss) before tax to Adjusted Profit (loss) before tax
(Unaudited, In thousands of Euros)

	Three months ended December 31,
	2023	2022
Profit (loss) before tax	(480)	(10,861)
Add (Less) Adjustments:
Share-based compensation expenses(1)	3,591	-
Relocation expenses(2)	-	1,569
IPO-related costs(3)	7,294	5,343
Realized and unrealized FX gains / losses(4)	11,655	30,830
Release of capitalized transaction costs(5)	10,548	-
Adjusted Profit (loss) before tax	32,607	26,880

(1) Represents share-based compensation expenses relating to the management investment plan.

(2) Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

(3) Represents IPO-related costs, which include consulting and legal fees.

(4) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

(5) Represents the effect of reversing capitalized transaction costs of the USD Term Loan B due to its early repayment of USD 450 million and the subsequent impact on finance costs.

Birkenstock Holding plc

Reconciliation of Net debt and Net leverage
(Unaudited, In thousands of Euros)

	December 31, 2023	September 30, 2023
Loans and borrowings (Non-current)	1,292,785	1,815,695
USD Term Loan (Current)	2,980	7,347
Lease liabilities (Non-current)	124,319	103,049
Lease liabilities (Current)	31,781	27,010
Cash and cash equivalents	169,379	344,408
Net debt	1,282,485	1,608,693
Adjusted EBITDA (FY / LTM)	491,667	482,706
Net leverage	2.6x	3.3x

11	BIRKENSTOCK HOLDING PLC || PRESS RELEASE || FEBRUARY 29, 2024